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Thomas Wardell (404) 527-4990		email address twardell@mckennalong.com

February 15, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Attn:	William H. Thompson, Accounting Branch Chief
Tony Watson

	Re:	China Recycling Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
File No. 001-34625

Dear Mr. Thompson:

On behalf of our client, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”), this firm is filing a final response to the SEC Comment Letters, dated December 14, 2012, January 23, 2013 and February 7, 2013, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your February 7, 2013 comment letter followed by our response.

Upon learning from you that the SEC has no further comment, the Company will promptly file Amendment No. 1 to the Company’s Form 10-K for fiscal year ended December 31, 2011 with the SEC (as attached to the Company’s Response Letter, filed January 30, 2013).

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 50

Note 17: Shareholders’ Equity, page 78

Comment 1. We reviewed your response to comment three in our letter dated January 23, 2013. If you were initially obligated to issue a maximum of 2,941,176 shares under the agreement then it appears the guidance in ASC 815-40 may have been applicable. As such, please provide us with your detailed analysis of the guidance in ASC 815-40-25-1 through ASC 815-40-25-35 related to your initial accounting for the agreement.

United States Securities and Exchange Commission

February 15, 2013

Response:

In determining the accounting treatment for the obligation represented by the transaction with Mr. Dong, we considered ASC 815-40, as well as the guidance in ASC 815-40-25-1 to 35, and we concluded that guidance does not apply to the share issuance pursuant to the at-issue Asset Transfer Agreement (the “ATA”) and therefore, derivative accounting under ASC 815-40 did not apply.

The substance of the transaction is that a liability of $11.78 million was to be settled in shares with the maximum number of shares limited to 2.95 million shares. While there was a maximum, because of the minimum share price provision, the actual number of shares to be issued remained variable pending determination of the offering price in the contemplated public offering.

Therefore, the Company concluded the instrument should be considered a liability in accordance with FAS 150 (ASC 480) and not be governed by derivative accounting considerations. Our reasoning can be summarized as follows:

ASC 480-10-25-14 (SFAS 150 P 12) states, “A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability … if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following: a. a fixed monetary amount known at inception (for example, a payable settle able with a variable number of the issuer’s equity shares).” We concluded this literature most accurately describes the ATA transaction.

We also considered EITF 07-05 (ASC 815-40) which provides guidance with respect to whether or not the ATA has a derivative feature.  Examples 15 and 16 (ASC 815-40-55-40 Variability Involving Stock Price Cap and Floor, and 815-40-55-41 Variability Involving Cap on Shares Issued) describe a similar agreement and contains this conclusion:

“Because the only variable that can affect the settlement amount is the entity’s stock price, which is an input to the fair value of a fixed-for-fixed forward contract on equity shares, the instrument is considered indexed to the entity’s own stock.”

As such, we concluded the instrument (in this case the obligation to issue shares under the ATA) is not a derivative instrument.

United States Securities and Exchange Commission

February 15, 2013

I will confirm with you within the next 48 hours that the Form 10-K/A attached hereto is satisfactory for filing. If, before that time, you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Jay Shah at (404) 527-4593.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	David Chong, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
Jay V. Shah, Esq.